                                                                      EXHIBIT 12

                       AMERICAN INTERNATIONAL GROUP, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (IN THOUSANDS, EXCEPT RATIOS)

                                                                          THREE MONTHS ENDED
                                                                              MARCH 31,
                                                                       ------------------------
                                                                          1997          1996
                                                                       ----------    ----------
Income before income taxes...........................................  $1,096,276    $  917,755
Less -- Equity income of less than 50% owned persons.................      25,193        26,244
Add -- Dividends from less than 50% owned persons....................       3,461         2,585
                                                                       ----------    ----------
                                                                        1,074,544       894,096

Add --
  Fixed charges......................................................     449,951       361,902
Less --
  Capitalized interest...............................................      11,851        11,920
                                                                       ----------    ----------
Income before income taxes and fixed charges.........................  $1,512,644    $1,244,078
                                                                        =========     =========
Fixed charges:
  Interest costs.....................................................  $  431,400    $  343,271
  Rent expense *.....................................................      18,551        18,631
                                                                       ----------    ----------
     Total fixed charges.............................................  $  449,951    $  361,902
                                                                        =========     =========
Ratio of earnings to fixed charges...................................        3.36          3.44

---------------

* The proportion deemed representative of the interest factor.

     The ratio shown is significantly affected as a result of the inclusion of the fixed charges and operating results of AIG Financial Products Corp. and its subsidiaries (AIGFP). AIGFP structures borrowings through guaranteed investment agreements and engages in other complex financial transactions, including interest rate and currency swaps. In the course of its business, AIGFP enters into borrowings that are primarily used to purchase assets that yield rates greater than the rates on the borrowings with the intent of earning a profit on the spread and to finance the acquisition of securities utilized to hedge certain transactions. The pro forma ratios of earnings to fixed charges, which exclude the effects of the operating results of AIGFP, are 5.43 and 5.12 for 1997 and 1996, respectively. As AIGFP will continue to be a subsidiary, AIG expects that these ratios will continue to be lower than they would be if the fixed charges and operating results of AIGFP were not included therein.